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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                                   P-COM, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    693262206
                  --------------------------------------------
                                 (CUSIP Number)

                                December 22, 2003
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 693262206                 SCHEDULE 13G               Page 2 of 5 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            North Sound Capital LLC (1)(2)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     21,144,403
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  21,144,403
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,144,403
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.99%
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   12      TYPE OF REPORTING PERSON*

           OO
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(1)  The ultimate managing member of North Sound Capital LLC is Thomas McAuley.
     The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the funds.
(2) DMG Advisors LLC changed its name to North Sound Capital LLC effective April 1, 2003.


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CUSIP No. 693262206                 SCHEDULE 13G               Page 3 of 5 Pages

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Item 1(a).     Name of Issuer:

               P-COM, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3175 S. Winchester Boulevard
               Campbell, California  95008

Item 2(a).     Name of Person Filing.
Item 2(b).     Address of Principal Business Office or, if None, Residence.
Item 2(c).     Citizenship.

               North Sound Capital LLC
               53 Forest Avenue, Suite 202
               Old Greenwich, CT 06870
               Delaware limited liability company

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.0001 par value per share

Item 2(e).     CUSIP Number:

               693262206

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership.  As of December 22, 2003:

               (a) Amount beneficially owned: 21,144,403 shares of common stock.

               (b)   Percent of Class: 9.99%

               (c)   Number of shares as to which such person has:

                     (i)   sole power to vote or direct the vote: 0

                     (ii)  shared power to vote or direct the vote: 21,144,403

                     (iii) sole power to dispose or direct the disposition
                           of: 0

                     (iv) shared power to dispose or direct the disposition of: 21,144,403

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CUSIP No. 693262206                 SCHEDULE 13G               Page 4 of 5 Pages

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Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable.

Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 693262206                 SCHEDULE 13G               Page 5 of 5 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

         Dated:  December 31, 2003


                                           NORTH SOUND CAPITAL LLC


                                           By: /s/ Thomas McAuley
                                               ---------------------------------
                                               Name:  Thomas McAuley
                                               Title: Chief Investment Officer